March 25, 2026

Tsz Keung Chan
Chief Executive Officer
Rich Sparkle Holdings Limited
Portion 2, 12th Floor, The Center
99 Queen   s Road Central
Hong Kong

        Re: Rich Sparkle Holdings Limited
            Registration Statement on Form F-1
            Filed March 20, 2026
            File No. 333-294501
Dear Tsz Keung Chan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:    Lawrence Venick